Exhibit 99.1

PRESS RELEASE

November 21, 2012

Contact: James Gasior, (330) 637-8040

CORTLAND BANCORP AMENDS DIVIDEND REINVESTMENT PLAN

Cortland, Ohio – The Board of Directors of Cortland Bancorp [OTC Market: CLDB] (the “Company”) has amended and restated the Cortland Bancorp Dividend Reinvestment Plan effective November 21, 2012 and will permit investments to be made under the Plan commencing in February 2013. The Plan permits re-investment of dividends and supplemental investments by eligible shareholders who already own at least one common share of Cortland Bancorp. Shares purchased under the Plan may be purchased in the over-the-counter market or directly from the Company. President and CEO James Gasior stated, “With the recent resumption of our dividend, this amended plan will allow our shareholders not only to reinvest their dividends to increase their investment, but enable them to purchase additional shares on a commission free basis throughout the year.” The participants of the plan, among other things, can invest optional cash payments in shares of common stock at market-based prices, provided that each payment is at least $100 per payment and total payments by a participant in any calendar month do not exceed $2,500. Any proceeds received from the sale of common stock purchased directly from Cortland Bancorp pursuant to the plan will be used for general corporate purposes, to supplement capital, to support growth, or as a contribution to the capital of Cortland Savings and Banking Company, which may use the capital for similar purposes.

A registration statement with respect to shares to be sold under the plan has been filed with the Securities and Exchange Commission under the Securities Act of 1933. We are also in the process of registering the shares in some states requiring registration. Shareholders in states in which the offering is not exempt from registration and no registration has been made will not be permitted to participate in the Plan. The Company will mail a prospectus to all shareholders of the Company residing in states in which the shares have been registered or are exempt.

This press release does not constitute an offer of securities for sale. The offer is made only by the prospectus for the Plan, a copy of which can be obtained from the Company as follows:

Write to: Investor Relations Officer; Cortland Bancorp; 194 West Main Street; Cortland, Ohio 44410;

Or Call: (330) 637-8040